Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA

Hof an der Saale

ISIN: DE0005785802 // WKN 578580
ISIN: DE0005785836 // WKN 578583
ISIN: DE000A1H3200 // WKN A1H320
ISIN: DE000A1H3234 // WKN A1H323
ISIN: US3580291066
ISIN: US3580292056

Notification according to section 30b para. 1 sentence 1 no. 2 German Securities
Trading Act regarding a resolution on the purchase of treasury shares

On May 12, 2011, the Company’s annual general meeting resolved to authorize the Company to purchase and use treasury shares in the aggregate volume of up to 10% of the Company’s statutory capital at the time of the resolution in the amount of EUR 302.236.169 until May 11, 2016. The treasury shares acquired based on this resolution can be cancelled without a further resolution of the general meeting being required. The treasury shares can also be reissued with exclusion of the subscription rights of the shareholders. Further details as well as the complete wording of the authorization can be found in the detailed provisions of the resolution proposal which was published in the German Electronic Gazette (Elektronischer Bundesanzeiger) on April 1, 2011 as item no. 10 of the agenda for the annual general meeting of Fresenius Medical Care AG & Co. KGaA.

Hof an der Saale, in Mai 2011

Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
The Management Board